Exhibit 99.3

Unaudited Pro Forma Condensed Combined Financial Information

Maverick Natural Resources, LLC and Subsidiaries (“Maverick”) Business Combination

On January 24, 2025, Diversified Energy Company, PLC (the “Company”) entered into an agreement (the “Merger Agreement”) whereby Maverick will merge with a subsidiary of the Company in a stock-and-cash transaction (the “Maverick Transaction”), after which Maverick will become a wholly owned subsidiary of the Company. Upon preliminary evaluation, the Company concluded that the transaction would not result in significant asset concentration and determined that it will be acquiring a distinct set of inputs, processes, and outputs, leading to the conclusion that the transaction would preliminarily qualify as a business combination under International Financial Reporting Standards 3 (“IFRS 3”). Under the terms of the Merger Agreement, the Company will fund the transaction through a combination of the issuance of 21,217,713 new U.S. dollar-denominated ordinary shares to Maverick unitholders and pay cash consideration of approximately $207.1 million. Transaction costs and severance and change in control costs incurred with the Maverick Transaction are expected to be approximately $50 million. The closing is subject to certain customary conditions, including, among others, regulatory clearance and approval by Diversified shareholders for the issuance and allotment of the ordinary shares pursuant to the Merger Agreement. These closing conditions may not be completed in a timely manner or at all, and, accordingly, the Maverick Transaction may not be completed.

Oaktree Capital Management, L.P. (“Oaktree”) Working Interest Asset Acquisition

On June 6, 2024, the Company acquired Oaktree Capital Management, LP’s 100% membership interest in OCM Denali Holdings, LLC and its subsidiaries (the “Oaktree Transaction”), whose assets predominantly included non-operated working interests in producing wells and related facilities (the “Assets”) that are operated by the Company. The Company assessed the Assets and determined that the Oaktree Transaction was considered an asset acquisition rather than a business combination. When making this determination, management evaluated the Oaktree Transaction under IFRS 3 and concluded that the acquired assets did not meet the definition of a business. The Company paid purchase consideration of $220.8 million, inclusive of transaction costs of $1.2 million and customary purchase price adjustments. As part of the Oaktree Transaction, the Company assumed Oaktree’s debt of $132.6 million. The Company funded the purchase through a combination of existing and expanded liquidity and issued approximately $83.3 million in notes payable to Oaktree.

Unaudited Pro Forma Condensed Combined Financial Statements

The unaudited pro forma condensed combined statement of financial position as of June 30, 2024 was prepared as if the Maverick Transaction had occurred on June 30, 2024. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2024 and for the year ended December 31, 2023 were prepared as if the Maverick and Oaktree transactions had occurred on January 1, 2023. The following unaudited pro forma condensed combined financial statements have been derived from the historical consolidated financial statements of the Company, Maverick, and Oaktree.

The unaudited pro forma condensed combined financial statements and underlying pro forma adjustments are based upon currently available information and include certain estimates and assumptions made by the Company’s management; accordingly, actual results could differ materially from the pro forma information. Significant estimates and assumptions include, but are not limited to, the preliminary purchase price allocation, based on estimates of, and assumptions related to, the fair value of the assets acquired and liabilities assumed that were applied as if the Maverick Transaction occurred on June 30, 2024. Management believes that the assumptions used to prepare the unaudited pro forma condensed combined financial statements and accompanying notes provide a reasonable and supportable basis for presenting the significant estimated effects of the transactions. The following unaudited pro forma condensed combined statements of operations do not purport to represent what the Company’s results of operations would have been if the Maverick and Oaktree transactions had occurred on January 1, 2023. The unaudited pro forma condensed combined statement of financial position does not purport to represent what the Company’s financial position would have been if the Maverick Transaction had occurred on June 30, 2024. The unaudited pro forma condensed combined financial statements should be read together with the following:

•
the Company’s audited historical consolidated financial statements and accompanying notes included in its Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 19, 2024;

•
the Company’s unaudited historical condensed consolidated financial statements and accompanying notes included in its Interim Report for the six months ended June 30, 2024, furnished to the SEC as Exhibit 99.3 with Form 6-K on August 15, 2024;

•	Maverick’s audited historical consolidated financial statements and accompanying notes thereto filed as Exhibits 99.1 and 99.2 to this report on Form 6-K of which this Exhibit 99.3 is a part; and

•
Oaktree’s unaudited and audited historical statements of revenues and direct operating expenses and accompanying notes thereto, filed as Exhibits 99.1 and 99.2 to the report on Form 6-K filed furnished to the SEC on August 20, 2024.

The unaudited pro forma condensed combined financial statements have been prepared in accordance with Article 11 of SEC Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” using assumptions set forth in the notes herein. Article 11 permits presentation of reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). The Company has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial statements.

Diversified Energy Company PLC Pro Forma Condensed Combined Statement of Financial Position

As of June 30, 2024 (Unaudited)
(In thousands)	DEC Historical (Note 1)	Maverick As Adjusted (Note 2)	Maverick Transaction Adjustments (Note 4)		Pro Forma Combined
ASSETS
Non-current assets:
Natural gas and oil properties, net	$2,718,258	$1,579,386	$(110,222)	(a)	$4,187,422
Property, plant and equipment, net	455,083	74,209	—		529,292
Intangible assets	15,664	6,814	(6,698)	(a)	15,780
Restricted cash	36,374	—	—		36,374
Derivative financial instruments	39,617	1,279	—		40,896
Deferred tax asset	248,868	—	—		248,868
Other non-current assets	13,637	45,590	—		59,227
Total non-current assets	3,527,501	1,707,278	(116,920)		5,117,859
Current assets:
Trade receivables, net	180,017	134,534	—		314,551
Cash and cash equivalents	3,483	62,662	207,100	(a)	53,645
			(207,100)	(a)
			(12,500)	(b)
Restricted cash	18,602	39,700	—		58,302
Derivative financial instruments	70,313	4,327	—		74,640
Other current assets	16,547	13,008	—		29,555
Total current assets	288,962	254,231	(12,500)		530,693
Total assets	3,816,463	1,961,509	(129,420)		5,648,552
EQUITY AND LIABILITIES
Shareholders' equity:
Share capital	$12,793	$—	$5,305	(a)	$18,098
Share premium	1,208,192	—	346,274	(a)	1,554,466
Treasury reserve	(109,322)	—	—		(109,322)
Share-based payment and other reserves	15,889	—	—		15,889
Retained earnings (accumulated deficit)	(591,624)	588,425	(588,425)	(a)	(641,569)
			(49,945)	(c)
Equity attributable to owners of the parent	535,928	588,425	(286,791)		837,562
Non-controlling interest	12,370	—	—		12,370
Total equity	548,298	588,425	(286,791)		849,932
Non-current liabilities:
Asset retirement obligations	510,935	244,213	(68,809)	(a)	686,339
Leases	29,309	25,458	—		54,767
Borrowings	1,442,986	681,377	(21,553)	(a)	2,297,410
			207,100	(a)
			(12,500)	(b)
Deferred tax liability	10,879	—	—		10,879
Derivative financial instruments	611,576	23,426	—		635,002
Other non-current liabilities	4,491	29,292	—		33,783
Total non-current liabilities	2,610,176	1,003,766	104,238		3,718,180
Current liabilities:
Trade and other payables	60,482	225,051	—		285,533
Taxes payable	42,624	—	—		42,624
Leases	13,712	—	—		13,712
Borrowings	211,574	113,544	(5,257)	(a)	319,861
Derivative financial instruments	99,790	22,579	—		122,369
Other current liabilities	229,807	8,144	8,445	(a)	296,341
			49,945	(c)
Total current liabilities	657,989	369,318	53,133		1,080,440
Total liabilities	3,268,165	1,373,084	157,371		4,798,620
Total equity and liabilities	$3,816,463	1,961,509	$(129,420)		$5,648,552

See accompanying notes to unaudited pro forma condensed combined financial information.

Diversified Energy Company PLC Pro Forma Condensed Combined Statement of Operations
For the Six Months Ended June 30, 2024 (Unaudited)

(In thousands, except share and per unit data)	DEC Historical (Note 1)	Oaktree Historical (Note 1)	Maverick As Adjusted (Note 2)	Oaktree Transaction Adjustments (Note 3)		Maverick Transaction Adjustments (Note 4)		Pro Forma Combined
Revenue	$368,674	$35,398	$435,980	$20,891	(a)	$—		$860,943
Operating expense	(196,112)	(19,344)	(239,681)	(8,562)	(a)	—		(463,699)
Depreciation, depletion and amortization	(119,220)	—	(82,318)	(14,877)	(b)	22,718	(a)	(193,697)
Gross profit	53,342	16,054	113,981	(2,548)		22,718		203,547
General and administrative expense	(58,326)	—	(34,919)	—		—		(93,245)
Allowance for expected credit losses	—	—	—	—		—		—
Gain (loss) on natural gas and oil property and equipment	7,210	—	2,206	—		—		9,416
Gain (loss) on sale of equity interest	—	—	—	—		—		—
Unrealized gain (loss) on investment	2,433	—	—	—		—		2,433
Gain (loss) on derivative financial instruments	(2,268)	—	(118,407)	—		—		(120,675)
Impairment of proved properties	—	—	—	—		—		—
Operating profit (loss)	2,391	16,054	(37,139)	(2,548)		22,718		1,476
Finance costs	(60,581)	—	(41,844)	(10,684)	(c)	(10,640)	(b)	(123,749)
Accretion of asset retirement obligation	(14,667)	—	(6,825)	(754)	(d)	1,078	(c)	(21,168)
Loss on early retirement of debt	(10,649)	—	—	—		—		(10,649)
Other income (expense)	1,254	—	1,715	—		—		2,969
Income (loss) before taxation	(82,252)	16,054	(84,093)	(13,986)		13,156		(151,121)
Income tax benefit (expense)	97,997	—	(160)	(497)	(e)	3,157	(d)	100,497
Net income (loss)	15,745	16,054	(84,253)	(14,483)		16,313		(50,624)
Other comprehensive income (loss)	(1,905)	—	—	—		—		(1,905)
Total comprehensive income (loss)	$13,840	$16,054	(84,253)	$(14,483)		$16,313		$(52,529)
Net income (loss) attributable to owners of the parent
Diversified Energy Company PLC	$15,061	$16,054	$(84,253)	$(14,483)		$16,313		$(51,308)
Non-controlling interest	684	—	—	—		—		684
Net income (loss)	$15,745	$16,054	$(84,253)	$(14,483)		$16,313		$(50,624)

Earnings (loss) per share attributable to owners of the parent
Earnings (loss) per share - basic	$0.32	$—	$—	$—		$—		$(0.75)	(e)
Earnings (loss) per share - diluted	$0.32	$—	$—	$—		$—		$(0.75)	(e)

Weighted average shares outstanding - basic	47,202,283	—	—	—		—		68,419,996	(e)
Weighted average shares outstanding - diluted	47,561,299	—	—	—		—		68,419,996	(e)

See accompanying notes to unaudited pro forma condensed combined financial information.

Diversified Energy Company PLC Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2023 (Unaudited)

(In thousands, except share and per unit data)	DEC Historical (Note 1)	Oaktree Historical (Note 1)	Maverick As Adjusted (Note 2)	Oaktree Transaction Adjustments (Note 3)		Maverick Transaction Adjustments (Note 4)		Pro Forma Combined
Revenue	$868,263	$152,521	$977,390	$—		$—		$1,998,174
Operating expense	(440,562)	(87,210)	(488,261)	—		—		(1,016,033)
Depreciation, depletion and amortization	(224,546)	—	(151,822)	(38,720)	(b)	24,733	(a)	(390,355)
Gross profit	203,155	65,311	337,307	(38,720)		24,733		591,786
General and administrative expense	(119,722)	—	(84,949)	—		(49,945)	(b)	(254,616)
Allowance for expected credit losses	(8,478)	—	—	—		—		(8,478)
Gain (loss) on natural gas and oil property and equipment	24,146	—	1,090	—		—		25,236
Gain (loss) on sale of equity interest	18,440	—	—	—		—		18,440
Unrealized gain (loss) on investment	4,610	—	—	—		—		4,610
Gain (loss) on derivative financial instruments	1,080,516	—	145,934	—		—		1,226,450
Impairment of proved properties	(41,616)	—	(66,785)	—		—		(108,401)
Operating profit (loss)	1,161,051	65,311	332,597	(38,720)		(25,212)		1,495,027
Finance costs	(134,166)	—	(62,176)	(29,605)	(c)	(20,747)	(c)	(246,694)
Accretion of asset retirement obligation	(26,926)	—	(14,666)	(1,809)	(d)	3,171	(d)	(40,230)
Loss on early retirement of debt	—	—	—	—		—		—
Other income (expense)	385	—	1,130	—		—		1,515
Income (loss) before taxation	1,000,344	65,311	256,885	(70,134)		(42,788)		1,209,618
Income tax benefit (expense)	(240,643)	—	(604)	1,160	(e)	(10,269)	(e)	(250,356)
Net income (loss)	759,701	65,311	256,281	(68,974)		(53,057)		959,262
Other comprehensive income (loss)	(270)	—	—	—		—		(270)
Total comprehensive income (loss)	$759,431	$65,311	256,281	$(68,974)		$(53,057)		$958,992
Net income (loss) attributable to owners of the parent
Diversified Energy Company PLC	$758,018	$65,311	$256,281	$(68,974)		$(53,057)		$957,579
Non-controlling interest	1,683	—	—	—		—		1,683
Net income (loss)	$759,701	$65,311	$256,281	$(68,974)		$(53,057)		$959,262

Earnings (loss) per share attributable to owners of the parent
Earnings (loss) per share - basic	$16.07	$—	$—	$—		$—		$14.00	(f)
Earnings (loss) per share - diluted	$15.95	$—	$—	$—		$—		$13.93	(f)

Weighted average shares outstanding - basic	47,165,380	—	—	—		—		68,383,093	(f)
Weighted average shares outstanding - diluted	47,514,000	—	—	—		—		68,732,234	(f)

See accompanying notes to unaudited pro forma condensed combined financial information.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 1 - Basis of Pro Forma Presentation

The accompanying unaudited pro forma condensed combined financial information was prepared based on the historical consolidated financial statements of the Company for the year ended December 31, 2023 and the six months ended June 30, 2024, the historical Maverick consolidated financial statements, the historical Oaktree statements of revenues and direct operating expenses, and the historical financial activity of Oaktree from April 1, 2024 through June 6, 2024, the closing date of the Oaktree Transaction. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2024 and the year ended December 31, 2023 were prepared assuming the Maverick and Oaktree transactions occurred on January 1, 2023. The unaudited pro forma condensed combined statement of financial position as of June 30, 2024 was prepared as if the Maverick Transaction had occurred on June 30, 2024. The Oaktree transaction closed on June 6, 2024. Therefore, the Oaktree transaction is already included in the Company's condensed consolidated statement of financial position as of June 30, 2024.

The unaudited pro forma condensed combined financial information reflects pro forma adjustments that are described in the accompanying notes and are based on currently available information and certain assumptions that the Company believes are reasonable, however, actual results may differ materially. In the Company’s opinion, all adjustments that are necessary to present fairly the pro forma information have been made. The unaudited pro forma condensed combined financial information does not purport to represent what the Company’s results of operations would have been if the Maverick and Oaktree transactions had actually occurred on the date indicated above, nor is it indicative of the Company’s future results of operations. The unaudited pro forma condensed combined financial information should be read in conjunction with the historical consolidated financial statements and related notes of the Company, as applicable, for the periods presented.

Note 2 - Reclassification Adjustments

Certain reclassifications have been made in the historical presentation of Maverick’s financial statements to conform to the Company’s historical presentation.

Statement of Financial Position as of June 30, 2024
(In thousands)
Maverick Caption	Diversified Caption	Maverick Historical	Reclassification Adjustments		Maverick As Adjusted
	ASSETS
	Non-current assets:
Oil and natural gas properties	Natural gas and oil properties, net	$2,715,824	$(1,136,438)	(1)	1,579,386
Other property, plant and equipment		118,804	(118,804)	(2)	—
Accumulated depletion, depreciation, and impairment		(1,174,219)	1,174,219	(1)	—
	Property, plant and equipment, net	—	74,209	(1)(2)	74,209
	Intangible assets	—	6,814	(2)	6,814
	Restricted cash	—	—		—
Derivative instruments	Derivative financial instruments	1,279	—		1,279
Operating lease right-of-use assets		11,803	(11,803)	(3)	—
	Deferred tax asset	—	—		—
Other long-term assets	Other non-current assets	33,787	11,803	(3)	45,590
	Total non-current assets	1,707,278	—		1,707,278
	Current assets:
Accounts receivable, net	Trade receivables, net	134,534	—		134,534
Cash	Cash and cash equivalents	62,662	—		62,662
Restricted cash - current	Restricted cash	39,700	—		39,700
Derivative instruments	Derivative financial instruments	4,327	—		4,327
Inventory		8,113	(8,113)	(4)	—
Prepaid expenses and other current assets	Other current assets	4,895	8,113	(4)	13,008
	Total current assets	254,231	—		254,231
	Total assets	1,961,509	—		1,961,509
	EQUITY AND LIABILITIES
	Shareholders' equity:
	Share capital	—	—		—
	Share premium	—	—		—
	Treasury reserve	—	—		—
	Share-based payment and other reserves	—	—		—
Members' equity	Retained earnings (accumulated deficit)	588,425	—		588,425
	Equity attributable to owners of the parent	588,425	—		588,425
	Non-controlling interest	—	—		—
	Total equity	588,425	—		588,425
	Non-current liabilities:
Asset retirement obligation	Asset retirement obligations	244,213	—		244,213
Operating lease obligations - noncurrent	Leases	25,458	—		25,458
Long-term debt	Borrowings	681,377	—		681,377
	Deferred tax liability	—	—		—
Derivative instruments	Derivative financial instruments	23,426	—		23,426
Other long-term liabilities	Other non-current liabilities	29,292	—		29,292
	Total non-current liabilities	1,003,766	—		1,003,766
	Current liabilities:
Accounts payable and accrued expenses	Trade and other payables	225,051	—		225,051
Current portion of long-term debt	Borrowings	113,544	—		113,544
Derivative instruments	Derivative financial instruments	22,579	—		22,579
Current portion of asset retirement obligations		7,282	(7,282)	(5)	—
Operating lease obligation - current		862	(862)	(5)	—
	Other current liabilities	—	8,144	(5)	8,144
	Total current liabilities	369,318	—		369,318
	Total liabilities	1,373,084	—		1,373,084
	Total equity and liabilities	$1,961,509	$—		$1,961,509

(1)
Represents the reclassification of balances contained in “Accumulated depletion, depreciation, and impairment” on Maverick’s historical balance sheet to “Natural gas and oil properties, net” and “Property, plant and equipment, net” to conform to the Company’s balance sheet presentation.

(2)
Represents the reclassification of balances contained in “Other property, plant and equipment” on Maverick’s historical balance sheet to “Property, plant and equipment, net” and “Intangible assets” to conform to the Company’s balance sheet presentation.

(3)
Represents the reclassification of balances contained in “Operating lease right-of-use assets” on Maverick’s historical balance sheet to “Other non-current assets” to conform to the Company’s balance sheet presentation.

(4)	Represents the reclassification of balances contained in “Inventory” on Maverick’s historical balance sheet to “Other current assets” to conform to the Company’s balance sheet presentation.

(5)
Represents the reclassification of balances contained in “Current portion of asset retirement obligations” and “Operating lease obligation - current” on Maverick’s historical balance sheet to “Other current liabilities” to conform to the Company’s balance sheet presentation.

Statement of Operations for the Six Months Ended June 30, 2024
(In thousands)
Maverick Caption	Diversified Caption	Maverick Historical	Reclassification Adjustments		Maverick As Adjusted
Oil revenues		$288,298	$(288,298)	(1)	$—
Natural gas revenues		52,087	(52,087)	(1)	—
NGL revenues		53,721	(53,721)	(1)	—
Other revenues, net		41,874	(41,874)	(1)	—
	Revenue	—	435,980	(1)	435,980
Operating costs	Operating expense	239,681	—	(5)	(239,681)
Depletion, depreciation and amortization	Depreciation, depletion and amortization	89,143	(6,825)	(2)(5)	(82,318)
	Gross profit	107,156	(6,825)		113,981
General and administrative expenses	General and administrative expense	31,043	3,876	(3)(5)	(34,919)
Restructuring costs		3,876	(3,876)	(3)	—
	Allowance for expected credit losses	—	—		—
(Gain) loss on sale of assets	Gain (loss) on natural gas and oil property and equipment	(2,206)	—	(6)	2,206
	Gain (loss) on sale of equity interest	—	—		—
	Unrealized gain (loss) on investment	—	—		—
Realized gain (loss) on commodity derivative instruments	Gain (loss) on derivative financial instruments	12,421	(130,828)	(4)	(118,407)
Unrealized gain (loss) on commodity derivative instruments		(130,828)	130,828	(4)	—
Impairment of oil and natural gas properties	Impairment of proved properties	—	—		—
	Operating profit (loss)	(43,964)	(6,825)		(37,139)
Interest expense	Finance costs	41,844	—	(5)	(41,844)
	Accretion of asset retirement obligation	—	6,825	(2)(5)	(6,825)
	Loss on early retirement of debt	—	—		—
Other income, net	Other income (expense)	(1,715)	—	(6)	1,715
	Income (loss) before taxation	(84,093)	—		(84,093)
Income tax expense (benefit)	Income tax benefit (expense)	160	—	(5)	(160)
	Net income (loss)	(84,253)	—		(84,253)
	Other comprehensive income (loss)	—	—		—
	Total comprehensive income (loss)	$(84,253)	$—		$(84,253)

(1)
Represents the reclassification of amounts contained in “Oil revenues,” “Natural gas revenues,” “NGL revenues,” and “Other revenues, net” on Maverick’s historical income statement to “Revenue” to conform to the Company’s income statement presentation.

(2)
Represents the reclassification of amounts contained in “Depletion, depreciation and amortization” on Maverick’s historical income statement to “Accretion of asset retirement obligation” to conform to the Company’s income statement presentation.

(3)
Represents the reclassification of amounts contained in “General and administrative expenses” and “Restructuring costs” on Maverick’s historical income statement to “General and administrative expense” to conform to the Company’s income statement presentation.

(4)
Represents the reclassification of amounts contained in “Realized gain (loss) on commodity derivative instruments” and “Unrealized gain (loss) on commodity derivative instruments” on Maverick’s historical income statement to “Gain (loss) on derivative financial instruments” to conform to the Company’s income statement presentation.

(5)	Represents the presentation on Maverick’s historical income statement as a negative value to conform to the Company’s income statement presentation.

(6)	Represents the presentation on Maverick’s historical income statement as a positive value to conform to the Company’s income statement presentation.

Statement of Operations for the Twelve Months Ended December 31, 2023
(In thousands)

Maverick Caption	Diversified Caption	Maverick Historical	Reclassification Adjustments		Maverick As Adjusted
Oil revenues		$619,524	$(619,524)	(1)	$—
Natural gas revenues		161,054	(161,054)	(1)	—
NGL revenues		113,320	(113,320)	(1)	—
Other revenues, net		83,492	(83,492)	(1)	—
	Revenue	—	977,390	(1)	977,390
Operating costs	Operating expense	488,261	—	(4)	(488,261)
Depletion, depreciation and amortization	Depreciation, depletion and amortization	166,488	(14,666)	(2)(4)	(151,822)
	Gross profit	322,641	(14,666)		337,307
General and administrative expenses	General and administrative expense	83,318	1,631	(3)(4)	(84,949)
Restructuring costs		1,631	(1,631)	(3)	—
	Allowance for expected credit losses	—	—		—
(Gain) loss on sale of assets	Gain (loss) on natural gas and oil property and equipment	(1,090)	—	(5)	1,090
	Gain (loss) on sale of equity interest	—	—		—
	Unrealized gain (loss) on investment	—	—		—
Gain (loss) on commodity derivative instruments	Gain (loss) on derivative financial instruments	145,934	—	(4)	145,934
Impairment of oil and natural gas properties	Impairment of proved properties	66,785	—	(4)	(66,785)
	Operating profit (loss)	317,931	(14,666)		332,597
Interest expense	Finance costs	62,176	—	(4)	(62,176)
	Accretion of asset retirement obligation	—	14,666	(2)(4)	(14,666)
	Loss on early retirement of debt	—	—		—
Other income, net	Other income (expense)	(1,130)	—	(5)	1,130
	Income (loss) before taxation	256,885	—		256,885
Income tax expense (benefit)	Income tax benefit (expense)	604	—	(4)	(604)
	Net income (loss)	256,281	—		256,281
	Other comprehensive income (loss)	—	—		—
	Total comprehensive income (loss)	$256,281	$—		$256,281

(1)
Represents the reclassification of amounts contained in “Oil revenues,” “Natural gas revenues,” NGL revenues,” and “Other revenues, net” on Maverick’s historical income statement to “Revenue” to conform to the Company’s income statement presentation.

(2)
Represents the reclassification of amounts contained in “Depletion, depreciation and amortization” on Maverick’s historical income statement to “Accretion of asset retirement obligation” to conform to the Company’s income statement presentation.

(3)
Represents the reclassification of amounts contained in “General and administrative expenses” and “Restructuring costs” on Maverick’s historical income statement to “General and administrative expense” to conform to the Company’s income statement presentation.

(4)	Represents the presentation on Maverick’s historical income statement as a negative value to conform to the Company’s income statement presentation.

(5)	Represents the presentation on Maverick’s historical income statement as a positive value to conform to the Company’s income statement presentation.

Note 3 - Pro Forma Adjustments - Oaktree Transaction

The unaudited pro forma condensed combined financial information reflects the adjustments listed below for the Oaktree Transaction. These adjustments are expected to have a continuing impact on the combined Company, unless stated otherwise.

(a)	Adjustments are for the period April 1, 2024 through June 6, 2024, the date the Oaktree Transaction closed.

(b)	Depletion expense associated with the acquired producing properties for the respective 6 and 12 month periods presented.

(c)
Interest expense for the Company’s related $172 million borrowing on its Credit Facility and ABS Warehouse Facility using current interest rates, the issuance of an $83 million note payable to Oaktree and the assumption of Oaktree’s $133 million proportionate share of the ABS VI debt.

(d)	Accretion of asset retirement obligation associated with Oaktree’s proportionate working interest in the asset retirement obligations.

(e)	Adjustments to the income tax provision reflect the historical and adjusted income (loss) before taxation multiplied by an approximate 24% effective tax rate for the periods presented.

Note 4 - Preliminary Purchase Price & Pro Forma Adjustments - Maverick Transaction

Statement of Financial Position

The unaudited pro forma condensed combined statement of financial position as of June 30, 2024 reflects the following adjustments for the Maverick Transaction:

(a)
As the accounting acquirer, Diversified expects to account for the Maverick Transaction as a business combination in accordance with IFRS 3. Diversified’s allocation of the preliminary purchase price with respect to the Maverick Transaction is based on preliminary estimates of, and assumptions related to, the fair value of the assets to be acquired and liabilities to be assumed as of June 30, 2024, using currently available information. Because the unaudited pro forma condensed combined financial statements have been prepared based on these preliminary estimates, the final purchase price allocation and the resulting effect on the financial position and results of operations of the combined company may be materially different from the pro forma amounts included herein. Diversified expects to finalize the purchase price allocation as soon as reasonably practicable after completing the Maverick Transaction, which will not extend beyond the one-year measurement period provided under IFRS 3.

The preliminary purchase price allocation is subject to change due to several factors, including, but not limiting to, the following:

•
Changes in the estimated fair value of Maverick’s identifiable assets acquired and liabilities assumed as of the closing date of the Maverick Transaction, which could result from changes in natural gas and oil commodity prices, oil and gas reserves estimates, discount rates and other factors; and

•	Changes in the estimated fair value of the Diversified common stock consideration issued to Maverick unitholders, based on the Diversified common stock closing price.

The tables below represent the preliminary value of the total consideration and its allocation to the net assets acquired:

(In thousands, except share and per unit data)	Diversified Shares Issued(1)	Price per Share(2)	Purchase Price Consideration
Diversified shares issued to legacy Maverick unit holders	21,217,713	$16.57	$351,578
PLUS: Cash consideration to legacy Maverick unitholders through draw on expanded credit facility			207,100
Preliminary purchase price consideration			$558,678

(1)	The Diversified shares issued consists of the number of shares of Diversified common stock expected to be issued to legacy Maverick unitholders on the close date of the Maverick Transaction.

(2)	The per share price reflects the closing price per share of Diversified common stock as of February 6, 2025.

(In thousands)	Preliminary Purchase Price Allocation
Assets acquired
Non-current assets
Natural gas and oil properties, net	$1,469,164
Property, plant and equipment, net	74,209
Intangible assets	116
Derivative financial instruments	1,279
Other non-current assets	45,590
Current assets
Trade receivables, net	134,534
Cash and cash equivalents	62,662
Restricted cash	39,700
Derivative financial instruments	4,327
Other current assets	13,008
Total assets acquired	1,844,589
Liabilities assumed
Non-current liabilities
Asset retirement obligations(1)	(175,404)
Leases	(25,458)
Borrowings	(659,824)
Derivative financial instruments	(23,426)
Other current liabilities	(29,292)
Current liabilities
Trade and other payables	(225,051)
Borrowings	(108,287)
Derivative financial instruments	(22,579)
Other current liabilities(1)	(16,590)
Total liabilities assumed	(1,285,911)
Net assets acquired	$558,678
Preliminary purchase price consideration	$558,678

(1)
Maverick prepares its financial statements in accordance with U.S. GAAP, while the Company prepares its financial statements in accordance with IFRS. Accordingly, the Company has adjusted Maverick’s current and non-current asset retirement obligation to conform to IFRS. No other material adjustments were necessary to conform to Diversified’s IFRS presentation.

The final value of the consideration will be determined based on the market price of Diversified common stock at closing. A 20% change in the closing price of Diversified common stock, as compared to the February 6, 2025 closing price, would increase or decrease the consideration by approximately $70 million, assuming all other factors are held constant. Diversified anticipates that a change in the closing price of Diversified common stock will primarily impact the value of natural gas and oil properties.

(b)
Represents the adjustment of $12.5 million for estimated financing costs expected to be incurred by Diversified related to the amendment to be entered into by Diversified on the closing date of the Maverick Transaction to increase the borrowing base and commitment amounts on its existing revolving credit facility.

(c)
Represents the accrual of $33.8 million of estimated transaction costs and $16.2 million of estimated severance and change in control costs payable to certain Maverick officers who are expected to be terminated as a result of the Maverick transaction, which are expected to be incurred by Diversified subsequent to June 30, 2024. These transaction and severance and change in control costs are preliminary estimates; the final amounts and the resulting effect on Diversified’s financial position may differ significantly.

Statement of Operations

The unaudited pro forma combined statement of operations for the six months ended June 30, 2024 reflects the adjustments listed below for the Maverick Transaction. These adjustments are expected to have a continuing impact on the combined Company, unless stated otherwise.

(a)
Represents the incremental depreciation, depletion and amortization expense related to the assets to be acquired in the Maverick Transaction, which is based on the preliminary purchase price allocation. Depletion was calculated using the unit-of-production method under the successful efforts method of accounting. The depletion expense was adjusted for the revision to the depletion rate reflecting the acquisition costs and the reserves volumes attributable to the acquired oil and gas properties.  The pro forma depletion rate attributable to the Maverick Transaction was $4.71 per barrel of oil equivalent.

(b)
Represents the net increase to interest expense resulting from the (i) incremental interest expense for borrowings on Diversified’s expanded credit facility to finance the closing of the Maverick Transaction and (ii) incremental interest expense for the amortization of estimated financing costs related to the amendment to be entered into by Diversified on the closing date of the Maverick Transaction to increase the borrowing base capacity and commitment amounts on Diversified’s revolving credit facility as follows:

Six Months Ended
(In thousands)	June 30, 2024
Incremental interest expense for borrowings on Diversified's expanded revolving credit facility	(9,077)
Incremental interest expense for amortization of expected financing costs	(1,563)
Net transaction accounting adjustments to interest expense	$(10,640)

A 0.125% change in the variable interest rate of Diversified’s revolving credit facility or a $10 million change in the amount financed would increase or decrease interest expense presented in the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2024 by $0.1 million and $0.4 million, respectively.

(c)
Represents a decrease in accretion expense attributable to asset retirement obligations of $1.1 million for the six months ended June 30, 2024 due to a downward adjustment in the asset retirement obligation based on its fair value under IFRS.

(d)
Represents the estimated income tax impact of the pro forma adjustments from the Maverick Transaction at the estimated blended federal and state statutory rate of approximately 24% for the six months ended June 30, 2024. Because the tax rates used for these unaudited pro forma condensed combined financial statements are an estimate, the blended rate will likely vary from the actual effective rate in periods subsequent to the completion of the Maverick Transaction.

(e)
The table below represents the calculation of the weighted average shares outstanding and earnings per share included in the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2024. As the Maverick Transaction is being reflected in the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2024 as if it had occurred on January 1, 2023, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares issuable related to the Maverick Transaction have been outstanding for the entire period.

Six Months Ended
(In thousands, except share and per unit data)	June 30, 2024
Net loss, pro forma combined	$(51,308)
Diversified weighted average shares outstanding - basic	47,202,283
Diversified shares issued in exchange for legacy Maverick shares as part of consideration transferred	21,217,713
Pro forma weighted average shares outstanding - basic	68,419,996
Dilutive impact of potential shares	0
Pro forma weighted average shares outstanding - diluted	68,419,996

Earnings attributable to Diversified per share, basic	$(0.75)
Earnings attributable to Diversified per share, diluted	$(0.75)

Potentially dilutive shares(1)	359,016

(1)	Outstanding share-based payment awards excluded from the diluted EPS calculation because their effect would have been anti-dilutive.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 reflects the adjustments listed below. These adjustments are expected to have a continuing impact on the combined Company, unless stated otherwise.

(a)
Represents the incremental depreciation, depletion and amortization expense related to the assets to be acquired in the Maverick Transaction, which is based on the preliminary purchase price allocation. Depletion was calculated using the unit-of-production method under the successful efforts method of accounting. The depletion expense was adjusted for the revision to the depletion rate reflecting the acquisition costs and the reserves volumes attributable to the acquired oil and gas properties. The pro forma depletion rate attributable to the Maverick Transaction was $4.71 per barrel of oil equivalent.

(b)
Represents $33.8 million of estimated transaction costs and $16.2 million of estimated severance and change in control costs payable to certain Maverick officers who are expected to be terminated as a result of the Maverick transaction, which are expected to be incurred by Diversified upon closing the Maverick Transaction. These costs are preliminary estimates; the final amounts and the resulting effect on Diversified’s results of operations may differ significantly. These costs are nonrecurring and will not affect Diversified’s statement of operations beyond 12 months after the closing of the Maverick Transaction.

(c)
Represents a decrease in accretion expense attributable to asset retirement obligations of $3.2 million for the year ended December 31, 2023 due to a downward adjustment in the asset retirement obligation based on its fair value under IFRS.

(d)
Represents the net increase to interest expense resulting from the (i) incremental interest expense for borrowings on Diversified’s expanded credit facility to finance the closing of the Maverick Transaction and (ii) incremental interest expense for the amortization of estimated financing costs related to the amendment to be entered into by Diversified on the closing date of the Maverick Transaction to increase the borrowing base capacity and commitment amounts on Diversified’s revolving credit facility as follows:

Year Ended
(In thousands)	December 31, 2023
Incremental interest expense for borrowings on Diversified's expanded revolving credit facility	(17,622)
Incremental interest expense for amortization of expected financing costs	(3,125)
Net transaction accounting adjustments to interest expense	$(20,747)

A 0.125% change in the variable interest rate of Diversified’s revolving credit facility or a $10 million change in the amount financed would increase or decrease interest expense presented in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 by $0.3 million and $0.9 million, respectively.

(e)
Represents the estimated income tax impact of the pro forma adjustments from the Maverick Transaction at the estimated blended federal and state statutory rate of approximately 24% for the year ended December 31, 2023. Because the tax rates used for these unaudited pro forma condensed combined financial statements are an estimate, the blended rate will likely vary from the actual effective rate in periods subsequent to the completion of the Maverick Transaction.

(f)
The table below represents the calculation of the weighted average shares outstanding and earnings per share included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023. As the Maverick Transaction is being reflected in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 as if it had occurred on January 1, 2023, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares issuable related to the Maverick Transaction have been outstanding for the entire year.

Year Ended
(In thousands, except share and per unit data)	December 31, 2023
Net income, pro forma combined	$957,579
Diversified weighted average shares outstanding - basic	47,165,380
Diversified shares issued in exchange for legacy Maverick shares as part of consideration transferred	21,217,713
Pro forma weighted average shares outstanding - basic	68,383,093
Dilutive impact of potential shares	349,141
Pro forma weighted average shares outstanding - diluted	68,732,234

Earnings attributable to Diversified per share, basic	$14.00
Earnings attributable to Diversified per share, diluted	$13.93

Potentially dilutive shares(1)	54,133

(1)	Outstanding share-based payment awards excluded from the diluted EPS calculation because their effect would have been anti-dilutive.

Note 5 - Supplemental Oil & Gas Reserve Information

Estimated Quantities of Proved Oil and Natural Gas Reserves

The following tables present information regarding net proved oil and natural gas reserves attributable to the Company's interests in proved properties as of December 31, 2023, along with a summary of changes in quantities of net remaining proved reserves during the year ended December 31, 2023. The information set forth in the tables regarding historical reserves of the Company is based on proved reserves reports prepared in accordance with Securities and Exchange Commission’s (“SEC”) rules. The Company’s petroleum engineers prepared the proved reserves reports as of December 31, 2023.

In addition, the following tables also set forth information as of December 31, 2023 about the estimated net proved oil and natural gas reserves attributable to the Maverick and Oaktree transactions, and the pro forma estimated net proved oil and natural gas reserves as if the Maverick and Oaktree transactions had occurred on January 1, 2023. The reserve estimates attributable to the Maverick and Oaktree transactions at December 31, 2023 and the summary of changes in quantities of net remaining proved reserves during the year ended December 31, 2023 presented in the table below were prepared in accordance with the authoritative guidance of the SEC on oil and natural gas reserve estimation and disclosures.

Reserve estimates are inherently imprecise and are generally based upon extrapolation of historical production trends, analogy to similar properties and volumetric calculations. Accordingly, reserve estimates are expected to change, and such changes could be material and occur in the near term as future information becomes available.

	Natural Gas (MMcf)
	DEC Historical	Oaktree Transaction Adjustments	Maverick Transaction Adjustments	Pro Forma Combined
Total proved reserves, beginning of period	4,349,611	555,228	1,087,513	5,992,352
Revisions of previous estimates	(658,917)	(146,142)	(284,624)	(1,089,683)
Extensions, discoveries and other additions	712	3,383	25,759	29,854
Production	(256,378)	(39,539)	(65,929)	(361,846)
Purchase of reserves in place	105,713	—	—	105,713
Sales of reserves in place	(340,697)	—	(9,119)	(349,816)
Total proved reserves, end of period	3,200,044	372,930	753,600	4,326,574
Proved developed reserves
Beginning of period	4,340,779	555,228	872,712	5,768,719
End of period	3,184,499	372,930	611,472	4,168,901
Proved undeveloped reserves:
Beginning of period	8,832	—	214,801	223,633
End of period	15,545	—	142,128	157,673

	NGLs (MBbls)
	DEC Historical	Oaktree Transaction Adjustments	Maverick Transaction Adjustments	Pro Forma Combined
Total proved reserves, beginning of period	101,931	13,352	89,963	205,246
Revisions of previous estimates	153	(3,737)	(16,851)	(20,435)
Extensions, discoveries and other additions	—	50	578	628
Production	(5,832)	(949)	(5,714)	(12,495)
Purchase of reserves in place	2,592	—	—	2,592
Sales of reserves in place	(3,143)	—	(778)	(3,921)
Total proved reserves, end of period	95,701	8,716	67,198	171,615
Proved developed reserves
Beginning of period	101,931	13,352	72,476	187,759
End of period	94,391	8,716	58,240	161,347
Proved undeveloped reserves:
Beginning of period	—	—	17,487	17,487
End of period	1,310	—	8,958	10,268

	Oil (MBbls)
	DEC Historical	Oaktree Transaction Adjustments	Maverick Transaction Adjustments	Pro Forma Combined
Total proved reserves, beginning of period	14,830	6,469	110,053	131,352
Revisions of previous estimates	(230)	(616)	(11,841)	(12,687)
Extensions, discoveries and other additions	50	83	4,762	4,895
Production	(1,377)	(657)	(8,257)	(10,291)
Purchase of reserves in place	923	—	—	923
Sales of reserves in place	(1,580)	—	(762)	(2,342)
Total proved reserves, end of period	12,616	5,279	93,955	111,850
Proved developed reserves
Beginning of period	14,830	6,469	86,403	107,702
End of period	12,380	5,279	75,236	92,895
Proved undeveloped reserves:
Beginning of period	—	—	23,650	23,650
End of period	236	—	18,719	18,955

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

The following table presents the standardized measure of discounted future net cash flows relating to the proved oil and natural gas reserves of the Company and the Maverick and Oaktree transactions on a pro forma combined basis as of December 31, 2023 as if the Maverick and Oaktree transactions had occurred on January 1, 2023. The standardized measure shown below represents estimates only and should not be construed as the current market value of the Company’s estimated oil and natural gas reserves or those acquired estimated oil and natural gas reserves attributable to the Maverick and Oaktree transactions.

	December 31, 2023
(In thousands)	DEC Historical	Oaktree Transaction Adjustments	Maverick Transaction Adjustments	Pro Forma Combined
Future cash inflows	$10,900,742	$1,371,293	$10,082,939	$22,354,974
Future production costs	(5,345,117)	(725,738)	(4,796,251)	(10,867,106)
Future development costs	(1,937,293)	(174,796)	(1,707,946)	(3,820,035)
Future income tax expense	(653,216)	(1,621)	(615,276)	(1,270,113)
Future net cash flows	2,965,116	469,138	2,963,466	6,397,720
10% annual discount for estimated timing of cash flows	(1,219,580)	(140,870)	(1,319,032)	(2,679,482)
Standardized Measure	$1,745,536	$328,268	$1,644,434	$3,718,238

The following table sets forth the principal changes in the standardized measure of discounted future net cash flows applicable to estimated net proved oil and natural gas reserves of the Company and the Maverick and Oaktree transactions on a pro forma combined basis as of December 31, 2023:

	December 31, 2023
(In thousands)	DEC Historical	Oaktree Transaction Adjustments	Maverick Transaction Adjustments	Pro Forma Combined
Standardized Measure, beginning of year	$6,743,100	$1,324,614	$5,118,150	$13,185,864
Sales and transfers of natural gas and oil produced, net of production costs	(431,629)	(65,311)	(511,575)	(1,008,515)
Net changes in prices and production costs	(5,850,625)	(760,888)	(2,300,636)	(8,912,149)
Extensions, discoveries, and other additions, net of future production and development costs	(13,682)	5,027	121,760	113,105
Acquisition of reserves in place	122,613	—	—	122,613
Divestiture of reserves in place	(377,097)	—	(35,439)	(412,536)
Revisions of previous quantity estimates	(1,224,544)	(342,713)	(997,147)	(2,564,404)
Net change in income taxes	1,688,208	1,842	(355,513)	1,334,537
Changes in estimated future development costs	—	—	—	—
Previously estimated development costs incurred during the year	—	—	70,396	70,396
Changes in production rates (timing) and other	206,646	32,965	20,569	260,180
Accretion of discount	882,546	132,732	513,869	1,529,147
Standardized Measure, end of year	$1,745,536	$328,268	$1,644,434	$3,718,238